  Exhibit 4.8

DESCRIPTION OF SECURITIES

The following is a summary of material characteristics of the capital stock of DropCar, Inc. (“we,” “us,” “our,” “DropCar,” or the “Company”) as set forth in DropCar’s amended and restated certificate of incorporation, as amended (the “DropCar Charter”) and amended and restated bylaws, as amended (the “DropCar Bylaws”), its outstanding warrants, and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The following description does not purport to be complete and is subject to and qualified in its entirety by, and should be read in conjuncture with, the DropCar Charter and DropCar Bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K to which this description is an exhibit, and to applicable provisions of the DGCL. Unless otherwise noted, all disclosure included in this “Description of Securities” section reflects the 1-for-6 reverse stock split of DropCar’s common stock that was effected on March 8, 2019.

General

The following description of DropCar’s capital stock and provisions of the DropCar Charter and DropCar Bylaws are summaries and are qualified by reference to the DropCar Charter and the DropCar Bylaws that are on file with the Securities and Exchange Commission (the “SEC”).

DropCar is authorized to issue up to 100,000,000 shares of common stock and up to 5,000,000 shares of preferred stock with the rights, preferences and privileges determined by its board of directors (the “DropCar Board of Directors”) from time to time. Based on DropCar’s capitalization as of March 25, 2020, DropCar had issued and outstanding:

●
4,551,882 shares of DropCar common stock held by 33 stockholders of record;

●
37,047 shares of DropCar convertible preferred stock held by 6 stockholders of record; and

●
8,001,225 shares of DropCar common stock reserved for future issuance as follows:

o
380,396 shares for issuance upon exercise of stock options granted under the DropCar, Inc. Amended and Restated 2014 Equity Incentive Plan, at a weighted average exercise price of $14.42 per share, all of which are issuable upon exercise of currently outstanding options, subject to vesting;

o
3,320,269 shares for issuance upon conversion of the outstanding shares of DropCar’s convertible preferred stock; and

o
4,300,560 shares for issuance upon exercise of DropCar’s outstanding warrants.

Common Stock

Holders of DropCar common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Series H-6 Convertible Preferred Stock are entitled to vote together with the holders of DropCar common stock those shares of Series H-6 Convertible Preferred Stock owned on the record date, on an as-if converted to DropCar common stock basis, subject to certain beneficial ownership blockers. Each election of directors by DropCar’s stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the DropCar Board of Directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of DropCar’s liquidation or dissolution, the holders of DropCar common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of DropCar’s outstanding preferred stock. Holders of DropCar common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of DropCar common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of DropCar preferred stock that it may designate and issue in the future.

Preferred Stock

Under the terms of the DropCar Charter, the DropCar Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The DropCar Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the DropCar Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of DropCar’s outstanding voting stock.

Series H Convertible Preferred Stock

On June 30, 2015, DropCar entered into Amendment, Waiver and Exchange Agreements with certain of its promissory note holders, who held $1,299,000 in principal amount of unsecured promissory notes of DropCar. Pursuant to the terms of the exchange agreements, the holders of such notes agreed to exchange all the existing indebtedness for, and DropCar agreed to issue to the holders, an aggregate of 8,435 shares of Series H Convertible Preferred Stock, par value $0.0001 per share (“Series H Stock”). On June 30, 2015, DropCar filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights of the Series H Convertible Preferred Stock (the “Series H Certificate of Designation”). Under the terms of the Series H Certificate of Designation, each share of Series H Stock has a stated value of  $154 and is convertible into shares of DropCar’s common stock, equal to the stated value divided by the conversion price of $36.96 per share (subject to adjustment in the event of stock splits or dividends). DropCar is prohibited from effecting the conversion of the Series H Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of DropCar’s common stock calculated immediately after giving effect to the issuance of shares of DropCar’s common stock upon such conversion.

As of March 25, 2020, there were 8 shares of Series H Stock issued and outstanding.

Series H-3 Convertible Preferred Stock

On March 30, 2017, DropCar entered into a Securities Purchase Agreement with five investors pursuant to which DropCar issued to the investors an aggregate of 7,017 shares of Series H-3 Preferred Convertible Stock, par value $0.0001 per share (the “Series H-3 Stock”), and warrants to purchase 1,101,751 shares of common stock, with an exercise price of $1.38 per share (the “Series H-3 Warrants”). The purchase price for each share of Series H-3 Stock was $138 and the purchase price for each Series H-3 Warrant was $0.1250, for aggregate gross proceeds of $1,100,000.

On March 30, 2017, DropCar filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights of the Series H-3 Stock (the “Series H-3 Certificate of Designation”). Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Stock has a stated value of $138 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of $33.12 per share (subject to adjustment in the event of stock splits and dividends). DropCar is prohibited from effecting the conversion of the Series H-3 Stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-3 Stock.

As of March 25, 2020, there were 2,189 shares of Series H-3 Stock issued and outstanding.

Series H-4 Convertible Preferred Stock

On March 8, 2018, DropCar entered into a Securities Purchase Agreement with certain institutional and accredited investors, pursuant to which DropCar issued to the investors an aggregate of 26,843 shares (the “Series H-4 Shares”) of its Series H-4 Convertible Preferred Stock, par value $0.0001 per share (the “Series H-4 Stock”), and warrants to purchase 2,684,300 shares of its common stock, with an exercise price of $15.60 per share, subject to adjustments (the “Series H-4 Warrants”). The purchase price per Series H-4 Share was $235.50, equal to (i) the closing price of DropCar’s common stock on The Nasdaq Capital Market (“Nasdaq”) on March 7, 2018, plus $0.125 multiplied by (ii) 100. The aggregate purchase price for the Series H-4 Shares and Series H-4 Warrants was approximately $6.0 million. The Series H-4 Shares were originally convertible into 2,684,300 shares of DropCar’s common stock. On November 15, 2018, the DropCar stockholders approved the reduction in the conversion price of the Series H-4 Shares to $3.60 per share.

On September 5, 2018, DropCar received a request from Nasdaq to amend its Certificate of Designations, Preferences and Rights of the Series H-4 Convertible Preferred Stock, originally filed with the Secretary of State of the State of Delaware on March 8, 2018 (the “Series H-4 Certificate of Designations”) to provide that the Series H-4 Stock may not be converted into shares of common stock until DropCar obtained stockholder approval of the issuance of the common stock underlying the Series H-4 Stock pursuant to the applicable rules and regulations of Nasdaq. On September 10,2018, DropCar filed a Certificate of Amendment to the Series H-4 Certificate of Designations to provide for stockholder approval as described above prior to the conversion of the Series H-4 Stock. The required stockholder approval was obtained on November 15, 2018.

As of March 25, 2020, there were 5,028 shares of Series H-4 Stock issued and outstanding, which were convertible into 419,000 shares of DropCar’s common stock.

Series H-5 Convertible Preferred Stock

On December 6, 2019, DropCar entered into a Securities Purchase Agreement with certain institutional and accredited investors, pursuant to which DropCar issued to the investors an aggregate of 34,722 shares of its newly designated Series H-5 Convertible Preferred Stock, par value $0.0001 per share (the “Series H-5 Shares”), and warrants to purchase 3,472,200 shares of common stock, with an exercise price of $0.792 per share, subject to adjustments (the “Series H-5 Warrants”). The purchase price per Series H-5 Share was $72.00, equal to (i) the closing price of DropCar’s common stock on Nasdaq on December 5, 2019, plus $0.125 multiplied by (ii) 100. The aggregate purchase price for the Series H-5 Shares and Series H-5 Warrants was approximately $2.5 million. Subject to certain ownership limitations, the Series H-5 Warrants will be exercisable beginning six (6) months from the issuance date and will be exercisable for a period of five (5) years from the initial exercise date.

On December 6, 2019, DropCar filed the Certificate of Designations, Preferences and Rights of the Series H-5 Convertible Preferred Stock (the “Series H-5 Certificate of Designation”) with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series H-5 Convertible Preferred Stock (the “Series H-5 Stock”). DropCar designated up to 50,000 shares of Series H-5 Stock and each share has a stated value of $72.00 (the “Stated Value”). Each share of Series H-5 Stock is convertible at any time at the option of the holder thereof, into a number of shares of common stock determined by dividing the Stated Value by the initial conversion price of $0.72 per share, subject to a 9.99% blocker provision. The Series H-5 Stock have the same dividend rights as DropCar common stock, and no voting rights except as provided for in the Series H-5 Certificate of Designation or as otherwise required by law. In the event of any liquidation or dissolution of DropCar, the Series H-5 Stock ranks senior to DropCar common stock in the distribution of assets, to the extent legally available for distribution.

As of March 25, 2020, there were 0 shares of Series H-5 Stock issued and outstanding as a result of the Share Exchange (as described below).

Series H-6 Convertible Preferred Stock

On February 5, 2020, DropCar entered into separate Exchange Agreements (the “Share Exchange Agreements”) with the holders of the Series H-5 Shares to exchange an equivalent number of shares of DropCar’s Series H-6 Convertible Preferred Stock (the “Series H-6 Shares”), par value $0.0001 per share (the “Share Exchange”). The Share Exchange closed on February 5, 2020.

On February 5, 2020, DropCar filed the Certificate of Designations, Preferences and Rights of the Series H-6 Shares with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series H-6 Shares. DropCar designated up to 50,000 shares of Series H-6 Shares and each share has a stated value of $72.00. Each Series H-6 Share is convertible at any time at the option of the holder thereof, into a number of shares of DropCar common stock determined by dividing the stated value by the initial conversion price of $0.72 per share, subject to a 9.99% blocker provision. The Series H-6 Shares have the same dividend rights as the DropCar common stock, except as provided for in the Certificate of Designations, Preferences and Rights of the Series H-6 Shares or as otherwise required by law. The Series H-6 shares also have the same voting rights as the DropCar common stock, except that in no event shall a holder of Series H-6 Shares be permitted to exercise a greater number of votes than such holder would have been entitled to cast if the Series H-6 Shares had immediately been converted into shares of DropCar common stock at a conversion price equal to $0.78 (subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events). In addition, a holder (together with its affiliates) may not be permitted to vote Series H-6 Shares held by such holder to the extent that such holder would beneficially own more than 9.99% of DropCar common stock. In the event of any liquidation or dissolution of DropCar, the Series H-6 Stock ranks senior to the DropCar common stock in the distribution of assets, to the extent legally available for distribution.

As of March 25, 2020, there were 29,822 Series H-6 Shares outstanding.

Options

As of March 25, 2020, DropCar had outstanding options to purchase 380,396 shares of its common stock, at a weighted average exercise price of $14.43 per share.

Restricted Stock Units

As of March 25, 2020, DropCar had zero outstanding restricted stock units.

Warrants

As of March 25, 2020, DropCar had outstanding warrants to purchase an aggregate of 4,300,560 shares of its common stock with exercise prices ranging from $0.792 to $33.12, with an approximate weighted average exercise price of $1.77 per share. The classes of warrants are described below.

2018 Merger Warrants

On April 19, 2018, DropCar entered into separate Warrant Exchange Agreements with the holders of existing merger warrants (the “2018 Merger Warrants”) to purchase shares of its common stock, pursuant to which the 2018 Merger Warrant holders exchanged each 2018 Merger Warrant for one-third of a share of DropCar common stock (collectively, the “New Shares”) and one-half of a warrant to purchase a share of DropCar common stock (collectively, the “Series I Warrants”). In connection with the exchange agreements, DropCar issued an aggregate of (i) 292,714 New Shares and (ii) Series I Warrants to purchase an aggregate of 439,070 shares of DropCar common stock. The closing took place on May 16, 2018.

The Series I Warrants have an exercise price of $13.80 per share (reflecting 110% of the market value of DropCar common stock on The Nasdaq Capital Market as of the close of trading on April 18, 2018, prior to the entry into the warrant exchange agreements), and do not contain any price-based anti-dilution protections. In addition, the Series I Warrants are exercisable for three years from the date of issuance and contain a mandatory exercise feature if (i) the volume weighted average price of DropCar common stock equals or exceeds a certain value (subject to appropriate adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar transactions after the issuance date) for not less than ten (10) consecutive trading days (the “Mandatory Exercise Measuring Period”); (ii) the daily average number of shares of DropCar common stock traded during the Mandatory Exercise Measuring Period equals or exceeds a certain value (subject to appropriate adjustments for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar transactions after the issuance date); and (iii) no Equity Conditions Failure (as defined in the form of Series I Warrant) has occurred (unless the holder has waived such Equity Conditions Failure).

The 2018 Merger Warrants were originally issued in connection with the merger of DC Acquisition Corporation, a wholly-owned subsidiary of WPCS International Incorporated (“WPCS”), with and into DropCar, Inc. (“Private DropCar”), with Private DropCar surviving as a wholly owned subsidiary of WPCS, which merger was completed on January 30, 2018. The 2018 Merger Warrants, which are exercisable to purchase up to 878,146 shares of DropCar common stock, were issued in exchange for previously outstanding Private DropCar warrants and have terms identical to the terms of the Private DropCar warrants for which they were exchanged, except that the number of shares covered by the 2018 Merger Warrants and the exercise price per share were adjusted for an exchange ratio of 0.3273.

As of March 25, 2020, there were zero 2018 Merger Warrants issued and outstanding and 73,178 Series I Warrants issued and outstanding.

Series H-1 Warrants

During July 2015, DropCar issued warrants to purchase 1,279,759 shares of its common stock, with a weighted average exercise price equal to $29.04 per share, subject to adjustments (the “Series H-1 Warrants”). Subject to certain ownership limitations, the Series H-1 Warrants are immediately exercisable from the issuance date and will be exercisable for a period of five (5) years from the issuance date.

As of March 25, 2020, there were 50,744 Series H-1 Warrants issued and outstanding.

Series H-3 Warrants

As described above under “Preferred Stock,” in connection with the issuance of the Series H-3 Shares, on March 30, 2017, DropCar issued warrants to purchase 1,101,751 shares of its common stock, with an exercise price of $33.12 per share, subject to adjustments (the “Series H-3 Warrants”). Subject to certain ownership limitations, the Series H-3 Warrants are immediately exercisable from the issuance date and will be exercisable for a period of five (5) years from the issuance date.

As of March 25, 2020, there were 14,001 Series H-3 Warrants issued and outstanding.

Series H-4 Warrants

As described above under “Preferred Stock,” in connection with the issuance of the Series H-4 Shares, on March 8, 2018, DropCar issued warrants to purchase 2,684,300 shares of its common stock, with an original exercise price of $15.60 per share, subject to adjustments (the “Series H-4 Warrants”). Subject to certain ownership limitations, the Series H-4 Warrants are immediately exercisable from the issuance date and will be exercisable for a period of five (5) years from the issuance date.

On September 5, 2018, in connection with the repricing described below, DropCar received a request from Nasdaq to amend its Series H-4 Warrants to provide that the Series H-4 Warrants may not be exercised until DropCar obtained stockholder approval of the issuance of its common stock underlying the Series H-4 Warrants pursuant to the applicable rules and regulations of Nasdaq. On September 10, 2018, DropCar entered into an amendment with the holders of its Series H-4 Warrants to provide for stockholder approval as described above prior to the exercise of the Series H-4 Warrants. The required stockholder approval was obtained on November 15, 2018.

On November 15, 2018, the Company obtained shareholder approval to reduce the exercise price from $15.60 per share to $3.60 per share. The Series H-4 Warrants contain anti-dilution price protection that was triggered on December 6, 2019 upon the issuance of the Series H-5 Warrants (as defined below), causing the exercise price to decrease from $3.60 per share to $3.12 per share.

As of March 25, 2020, there were 187,267 Series H-4 Warrants issued and outstanding.

Series J Warrants

On August 31, 2018, DropCar offered to the holders of its Series H-4 Warrants the opportunity to exercise such Series H-4 Warrants for cash at a reduced exercise price of $3.60 per share provided such Series H-4 Warrants were exercised for cash on or before 5:00 P.M. Eastern Daylight Time on September 4, 2018. In addition, DropCar issued a “reload” warrant (the “Series J Warrants”) to each H-4 Holder who exercised their Series H-4 Warrants prior to September 4, 2018 covering one share for each Series H-4 Warrant exercised during that period. The terms of the Series J Warrants are substantially identical to the terms of the Series H-4 Warrants except that (i) the exercise price is equal to $6.00, (ii) the Series J Warrants may be exercised at all times beginning on the 6-month anniversary of the issuance date on a cash basis and also on a cashless basis as described in Section 2(d) of the Series J Warrant, (iii) the Series J Warrants do not contain any provisions for anti-dilution adjustment and (iv) DropCar has the right to require the holders to exercise all or any portion of the Series J Warrants still unexercised for a cash exercise if the VWAP (as defined in the Series J Warrant) for its common stock equals or exceeds $9.00 for not less than ten consecutive trading days.

On September 4, 2018, DropCar received executed repricing offer letters from a majority of the holders, which resulted in the issuance of Series J Warrants to purchase up to 1,560,696 shares of its common stock. DropCar received gross proceeds of approximately $937,000 from the exercise of the Series H-4 Warrants pursuant to the terms of the repricing offer letter.

As of March 25, 2020, there were 260,116 Series J Warrants issued and outstanding.

Prefunded Series K Warrants

On November 14, 2018, DropCar entered into a Securities Purchase Agreement with an existing investor, pursuant to which DropCar agreed to issue and sell, in a registered direct offering, Pre-Funded Series K Warrants (the “Pre-Funded Series K Warrants”) to purchase 1,666,666 shares of DropCar’s common stock in lieu of shares of DropCar’s common stock because the purchase of DropCar’s common stock would have caused the beneficial ownership of the purchaser, together with its affiliates and certain related parties, to exceed 9.99% of DropCar’s outstanding common stock. The price to the purchaser for each Pre-Funded Series K Warrant was $0.59 and the Pre-Funded Series K Warrants are immediately exercisable at a price of $0.06 per share of DropCar common stock. DropCar received approximately $0.983 million in gross proceeds from the offering before the deduction of fees and offering expenses.

As of March 25, 2020, there were zero Pre-Funded Series K Warrants issued and outstanding.

Series H-5 Warrants

As described above under “Preferred Stock,” in connection with the issuance of the Series H-5 Shares, on December 6, 2019, DropCar issued warrants to purchase 3,472,200 shares of its common stock, with an exercise price of $0.792 per share, subject to adjustments (the “Series H-5 Warrants”). Subject to certain ownership limitations, the Series H-5 Warrants will be exercisable beginning six (6) months from the issuance date and will be exercisable for a period of five (5) years from the initial exercise date.

As of March 25, 2020, there were 3,715,254 Series H-5 Warrants issued and outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the DropCar Charter and DropCar Bylaws

Delaware Law

DropCar is subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of DropCar’s voting stock, for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of the DropCar Board of Directors, the business combination is approved by the DropCar Board of Directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of DropCar’s outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving DropCar and the “interested stockholder” and the sale of more than 10% of DropCar’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of DropCar’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of DropCar’s existing stockholders that owned 15% or more of DropCar’s outstanding voting stock upon the closing of DropCar’s initial public offering.

Potential Effects of Authorized but Unissued Stock

DropCar has shares of common stock and preferred stock available for future issuance without stockholder approval. DropCar may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable the DropCar Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of DropCar by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of DropCar’s management. In addition, the DropCar Board of Directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in the DropCar Charter. The purpose of authorizing the DropCar Board of Directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of DropCar’s outstanding voting stock.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Section 145 of the DGCL, permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of DropCar. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.